Mail Stop 4561

April 26, 2006

VIA USMAIL and FAX (480) 949 - 6009

Mr. Daniel J. Regan
Vice President and Principal Financial Officer
Great Western Land and Recreation, Inc.
7373 N. Scottsdale Road, Suite C-140
Scottsdale, AZ 85253

> **Re:   Great Western Land and Recreation, Inc.**
> **Form 10-KSB for the year ended 9/30/2005**
> **Filed 12/30/2005**
> **File No. 000-18808**

Dear Mr. Daniel J. Regan:

We have reviewed your response letter dated April 12, 2006 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2005

Financial Statements and Notes

Note L – Preferred Stock, pages F-14 – F-16

1.    We have read and reviewed your response to comment three. You note that Amortibanc Investments, LC as majority stockholder, controls the ability to approve increases in your company's authorized number of shares; for this reason, you do not believe that the classification of certain conversion features of your preferred stock as liabilities is appropriate under EITF No. 00-19. However, since the company cannot control its shareholder and Amortibanc does not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within the preferred stock should be treated separately as derivative liabilities since EITF 00-19 has no probability notion. Although Amortibanc Investments, LC has expressed their intention to facilitate necessary changes to the company's capital structure, the shareholders are

ultimately in control and may not always act in the best interest of the company. Furthermore, while Amortibanc is currently your majority shareholder, Amortibanc could choose to sell a portion of their interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available. For the above reasons, we continue to believe the company should bifurcate the conversion options embedded in the convertible preferred stock and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19. Furthermore, we note that you would also be unable to conclude that you have sufficient authorized and unissued shares to settle any of your commitments within the scope of EITF 00-19 since you have an instrument that is convertible into a potentially unlimited number of shares. In this regard, we believe that all of these instruments would also be required to be accounted for as derivative liabilities, pursuant to paragraph 24 of EITF 00-19. Please advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief